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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AAR CORP.
(Name of Subject Company (Issuer))

AAR CORP.
(Name of Filing Person (Issuer))

1.75% Convertible Senior Notes due 2026
(Title of Class of Securities)

000361 AG 0 and 000361 AH 8
(CUSIP Numbers of Class of Securities)

Robert J. Regan, Esq.	with copy to:
Vice President and General Counsel	James J. Junewicz
AAR CORP.	Winston & Strawn LLP
One AAR Place	35 W. Wacker Drive
1100 N. Wood Dale Road	Chicago, Illinois 60601
Wood Dale, Illinois 60191	(312) 558-5257
(630) 227-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$88,135,000	$12,021.62

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 1.75% Convertible Senior Notes due 2026 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 3, 2013 there was $88,135,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $88,135,000.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $12,021.62	Filing Party: AAR CORP.
	Form or Registration No.: Schedule TO-I	Date Filed: January 3, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on January 3, 2013 (as amended and supplemented, this "Schedule TO") by AAR CORP., a Delaware corporation (the "Company"), and relates to the offer by the Company to purchase securities (the "Securities"), as set forth in the Company's Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013 (the "Put Right Purchase Offer"). This Amendment constitutes the final amendment to the Schedule TO under Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. All information in the Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the "Put Option," which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

Item 11.

        "Item 11. Additional Information" of the Schedule TO is hereby amended and supplemented by replacing subsection (b) with the following information:

(b)   Other Material Information

        The Holders' right to surrender their Securities for purchase by the Company pursuant to the Put Option expired at 12:00 midnight, New York City time, on Thursday, January 31, 2013. The Company has been advised by the Paying Agent that Securities in an aggregate principal amount of $62,789,000 were validly surrendered and not withdrawn prior to 12:00 midnight, New York City time, on the Expiration Date. The Company accepted for purchase all of these Securities for a purchase price equal to 100% of the principal amount of the Securities. The Company has delivered the aggregate purchase price of $63,560,181.25 to the Paying Agent for distribution to the tendering Holders. Following the Company's purchase of the Securities pursuant to the Put Option, $25,346,000 in aggregate principal amount of the Securities remains outstanding.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(ii)	Press release issued by the Company on February 1, 2013.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAR CORP.
By:	/s/ ROBERT J. REGAN
Name:	Robert Regan
Title:	Vice President, General Counsel and Secretary
Dated:	February 1, 2013

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013.*
(a)(1)(B)	Notice of Repurchase.*
(a)(1)(C)	Option of Holders to Elect Purchase.*
(a)(5)	Press release issued by the Company on January 3, 2013.*
(a)(5)(ii)	Press release issued by the Company on February 1, 2013.†
(b)	Not applicable.
(d)(1)
Indenture, dated as of February 1, 2006, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).*
(d)(2)	Agreement Regarding 1.75% Convertible Senior Notes due 2026 owned by Osterweis Strategic Fund.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

†
Filed herewith.

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  Item 11.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX